EXHIBIT 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings
Income before income taxes (a)	$598	$604	$855	$904	$296
Interest expense	241	220	267	303	332
Portion of rents representative of the interest factor	142	156	170	170	149
	$981	$980	$1,292	$1,377	$777
Fixed Charges
Interest expense	241	$220	$267	$303	$332
Portion of rents representative of the interest factor	142	156	170	170	149
	$383	$376	$437	$473	$481
Ratio of Earnings to Fixed Charges	2.6	2.6	3.0	2.9	1.6

(a)	Excludes the non-cash goodwill impairment charge of $315 million and $540 million recorded in the Risk Consulting & Technology segment in 2009 and 2008, respectively.